Filed by Focus Enhancements, Inc.
Pursuant to Rule 425 of the Securities Act
of 1993, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1933, as amended
Commission file No. 333-112907
FOCUS Enhancements Nasdaq SC: FCSE Brett Moyer President & CEO David Parish CEO Visual Circuits Roth Capital 16th Annual Growth Stock Conference February 18th

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Safe Harbor Statement This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We refer you to the Risk Factors section in the recent SEC 10-K and 10-Q filings. We do not assume any obligation to update the forward-looking information contained in this presentation.

Form S-4 Registration FOCUS Enhancements has filed a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of are urged to read the documents when they become available. Free copies may obtained at the SEC's or FOCUS Enhancements' websites. The companies' executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in its Form 10-K for the year ended December 31, 2002 and its proxy statement dated November 5, 2003, both of which are filed with the SEC. FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed with the SEC are also available for free at the SEC's website. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

Digital Video Pioneer Leading Digital Media Conversion

Organization Founded '92 IPO '93 Announced Two Acquisitions Jan '04 Visual Circuits COMO HQ in Campbell, CA 114 Employees, post acquisition Engineering Centers Worldwide (Systems) 20 Engineers Hillsboro, OR (Semiconductors) 14 Engineers

Technology Delivers

Superior Video Technology

FOCUS enhancements

From Systems To Semiconductors

Video Production	Video Entertainment	UWB Chips	Convergence Chips


FireStore


MXProDV


TitleMaker 3000




CenterStage




FOCUS


FOCUS
FS454

Total Available Market (TAM) Projected By 2006

TAM $245 M [1]	TAM $250 M [1]	TAM $375 M [1]	TAM $145 M [1]
- TV Studios - Video Storage - Medical Production - Board Rooms - Video Switching - Post Production - HDTV - Digital Video - Desktop Video	- Home Theater - HDTV - Narrowcasting - Education /Training	- Wireless - Media Nets - Home Theater - Production	-Televisions - PC's - Gaming - Set-Top Boxes - Media Appliances - Home Gateways

1. Company estimates

Growth Strategy Goals Acquire Complementary Technology Expand Existing Lines UWB Technology Implementation Visual Circuits COMO DVUnlimited FireStore Mixers CenterStage Develop / Demonstrate

Acquisitions: "Glass to Glass"

FOCUS enhancements







Video Acquisition

FireStore
- FS-1 Desktop
- FS-2 Studio
- FS-3 Camera

Processing & Conversion

MXPro Mixers
Character Generators
Conversion Software
DV-1394 to SDI

Archive & Management

DV and MPEG Content Servers

Display & Distribution

CenterStage
Gemini
Mantis HDTV
FireFly
Playout Software
Multi-Channel Players

Retail, Themed Entertainment, Training & Entertainment, Private Broadcast, Cable TV, Healthcare, Government, Sports, Medical, Event Production, Security, Industrial, Presentation

Line Expansion: FireStore Provides Unique Direct To Edit Technology DTE is a Productivity Tool saves an average 320+ hours of capture time per year1 DTE Captures, Formats, and Stores DV in an Instantly Editable file on the hard drive Supports the Top Seven File Formats Including AVID, Apple, and Adobe Standards Guarantees second storage device (tape) Only manufacturer with full support for ALL major editing systems 1. Based on company web survey

FireStore Market Serves Professional Camera Accessory Market Sony, Panasonic, JVC, Canon & Ikegami Cameras FireStore Total Available Market Est. of $90M- $100M Professional Camera Sales sold WW > $7,500 Est. annual units sales of 30,000 with 5 year life Prosumer Camera Sales sold WW from $3.5k to $7.5k Est. annually 80,000 - 120,000 units with 4 year life Production Centers: Broadcasters, Corporate, Ed. Est. 11,000 centers, 5 units equipped per year with 5 year life Sources: Company estimate

FireStore Evolution FS-1 Custom FS-3 FS-2 FS New

Semiconductor Business Convergence Chips: Merging Video and Database Intelligence for a New Generation of Intelligent Video Entertainment Media Centers Media Adaptors Adapting PC's to the World of Digital Video Expanding Video to Ultra Wideband Wireless

ASIC Applications Home Entertainment Needs High Quality Video FS450 FS454 FS460

The Wireless Home Computer Camcorder Notebook Computer Home Theater w/Projector DVD Player Plasma Display TV Flat Panel TV Handheld PC Home Media Gateway

Why UWB? The World Is Enthralled With Wireless Freedom FCC Legalized UWB for Commercial Use in 2002 Why Not Develop 802.11 Products? Faster Rates Begin to Accommodate Video 500+ Mb/s Should Be Achievable at Short Ranges Data Rates Will Only Get Faster With Moore's Law Low Power Requirements Suitable for Battery-operated Devices Compatible With CMOS

Why FOCUS and UWB? We Know Video: Difficulty and Demand Video + Wireless Designing State-of-the-Art Video Processors Served Well by 40+ Man-Years RF and DSP Experience at Tektronix Approach: High Energy Density for Household Range Superior Energy Capture Dense Packing of the Frequency Envelope Low Cost AND Scaleable to Faster Processes

UWB: Est. Consumer Market Segmented CE End-User Market 2004 582M Total Devices Sources: Gartner, ABI, JEITA

UWB / Systems Synergy

FOCUS enhancements



UWB System Interface Potential

Video Acquisition	Processing & Conversion	Archive & Management	Display & Distribution
FireStore FS-1 Desktop FS-2 Studio FS-3 Camera FS New	MXPro Mixers Titlers Conversion Software DV-1394 to SDI	DV and MPEG Content Servers	CenterStage Gemini Mantis HDTV FireFly Playout Software Multi-Channel Players

Potential UWB Applications Consumer Retail Wireless Modules for the Installed Base of TV's, DVD's, VCR's etc. Wireless Set-Top Boxes (STB/PC Connections to TV/Home Entertainment) Wireless Home Theater - No Wires Dangling on the Wall for Plasma TV's, LCD TV's and Projectors Inexpensive Unlicensed Wireless Video for the Studio

Estimated Milestones UWB Chip Sales Begin FireStore Studio Shipping Close VCC Acquisition Close Como Acquisition UWB Systems Sales UWB Partnership FireStore New Shipping 2004 2005 2006

Operating Highlights 3 Months Ended Sept 30, '03 9 Months Ended Sept 30, '03 $ in 000's except per share data 38,150 48,755 Weighted Average Shares (diluted) $ 0.01 571 3,293 $ 10,762 $ (0.03) Net Profit (Loss) Per Share (diluted) (1,160) Profit (Loss) From Operations 6,841 Gross Profit $ 19,153 Total Revenue 532 (1,208) Net Profit (Loss)

Balance Sheet Highlights $ in 000's, as of Dec 31 '02 Sept 30 '03 Cash $ 1,310 $ 2,203 Current Assets 5,473 11,389 Total Assets 12,034 17,553 Current Liabilities 3,922 6,570 Total Liabilities 7,790 10,437 Shareholders' Equity 4,244 7,116

Ph.D. Visual Psychophysics Visual Circuits, CEO EVP, Business Development David Parish TView, CEO & Co-Founder EVP, GM of Semiconductors Thomas M. Hamilton Videonics, CFO & Coopers & Lybrand CFO Gary L. Williams Zenith Commercial Products Division, VP & GM CEO, President & Director Brett A. Moyer Experience Title Officer Experienced Management

Experienced Board Officer Experience Carl E. Berg Mission West Properties, President & CEO William B. Coldrick Former Apple SVP & Unisys GM Michael L. D'Addio Coaxsys, President & CEO Tommy Eng Tera Systems, Vice Chairman & Founder N.W. Jasper Dolby Laboratories, President & CEO Timothy E. Mahoney vFinance, Chairman & COO Brett A. Moyer FOCUS Enhancements, President & CEO

Reasons To Invest '04 revenue expected to range between $23M to $26M Available market estimated to reach $1 billion by '06 Base business performance is improving: Chip design wins are increasing FireStore products, partners and distribution are expanding Acquisitions expanding market reach Convergence chips and DV Media Workflow provide short and long-term market opportunity UWB presents long-term growth opportunities Strong technical team for UWB development Participating in the IEEE UWB standards effort Extremely well positioned to optimize UWB Chips in Systems products

FOCUS Enhancements Nasdaq SC: FCSE